                                                 Exhibit 99.1
May 4, 2023
Vancouver, British Columbia
Designated News Release
FIRST QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces Solid Start to 2023

“Wheaton’s high-quality portfolio of long-life, low-cost assets delivered a solid performance to start the year, resulting in revenue of $214 million and robust cash operating margins,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “First quarter production was ahead of Company expectations, and as we continue to see positive developments at a number of our key assets including Salobo and Constancia, we expect to see significant production growth throughout 2023, culminating in a strong second half of the year. Notably, implicit in our five-year annual average production guidance, is an impressive organic growth profile of over 40%, with two-thirds coming from assets already in operation. In addition, our corporate development team remains exceptionally busy evaluating new opportunities, and as always, Wheaton is focused on ensuring our growth is both accretive and sustainable for all of our stakeholders."

Solid Financial Results and Strong Balance Sheet
•	First quarter of 2023: $214 million in revenue, $135 million in operating cash flow, $111 million in net earnings and $104 million in adjusted net earnings[1]
•	A cash balance of $800 million and no debt as at March 31, 2023
•	Undrawn $2 billion revolving credit facility with a July 18, 2027 maturity date
•	Declared a quarterly dividend[1] of $0.15 per common share

High Quality Asset Base
•	Streaming agreements on 20 operating mines and 12 development projects
•	93% of attributable production from assets in the lowest half of their respective cost curves[2],[3]
•	30 years of mine life based on Proven and Probable Mineral Reserves and potential additional mine life from mineral resource conversion and exploration[2,4]
•	Attributable gold equivalent production[3] ("GEOs") of 141,800 ounces in the first quarter of 2023
•	Production from Salobo in the first quarter of 2023 was 43,700 ounces of gold, an increase of over 15% relative to the fourth quarter of 2022, due to steady ramp up of the Salobo III expansion
•
As per Hudbay Minerals Inc. (“Hudbay”), full mining activities at the Constancia mine resumed in the Pampacancha pit in February, with mining of higher-grade ore now expected in the second quarter of 2023, ahead of schedule

•	Average annual production for the five and ten-year periods is expected to be approximately 810,000 and 850,000 GEOs[2,3], respectively

Leadership in Sustainability
•	Top Rankings: #1 out of 116 precious metals companies and Global Top 50 out of over 15,000 multi-sector companies by Sustainalytics, AA rated by MSCI, and Prime rated by ISS
•	Commitment to Net-Zero Carbon Emissions by 2050 supported by interim targets covering all material emissions including Scope 3
•	Established a sustainability linked element in connection with the revolving credit facility
•	Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights

Operational Overview
(all figures in US dollars unless otherwise noted)	Q1 2023	Q1 2022	Change
Units produced
Gold ounces	73,037	78,054	(6.4)%
Silver ounces	4,927	6,225	(20.9)%
Palladium ounces	3,705	4,488	(17.4)%
Cobalt pounds	124	234	(47.0)%
Gold equivalent ounces [3]	141,831	165,555	(14.3)%
Units sold
Gold ounces	62,605	77,901	(19.6)%
Silver ounces	3,749	5,553	(32.5)%
Palladium ounces	2,946	4,075	(27.7)%
Cobalt pounds	323	511	(36.8)%
Gold equivalent ounces [3]	117,383	159,082	(26.2)%
Change in PBND and Inventory
Gold equivalent ounces [3]	10,449	(10,419)	(20,868)
Revenue	$214,465	$307,244	(30.2)%
Net earnings	$111,391	$157,467	(29.3)%
Per share	$0.246	$0.349	(29.5)%
Adjusted net earnings [1]	$104,431	$158,007	(33.9)%
Per share [1]	$0.231	$0.350	(34.0)%
Operating cash flows	$135,104	$210,540	(35.8)%
Per share [1]	$0.299	$0.467	(36.0)%
All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review
Revenues
Revenue was $214 million (56% gold, 40% silver, 2% palladium and 2% cobalt), with the $93 million decrease being primarily due to the cessation of production from Yauliyacu, 777 and Keno Hill coupled with relative changes in the GEOs produced but not yet delivered3 and a 5% decrease in the average realized gold equivalent³ price.

Cash Costs and Margin
Average cash costs¹ in the first quarter of 2023 were $443 per GEO² as compared to $440 in the first quarter of 2022. This resulted in a cash operating margin¹ of $1,384 per GEO³ sold, a decrease of 7% as compared with the first quarter of 2022.

Cash Flow from Operations
Operating cashflow amounted to $135 million, with the $75 million decrease being due primarily to the lower cash operating margin and the payout of the Company’s performance share units in the first quarter of 2023 while in 2022 they were paid in the second quarter.

Balance Sheet (at March 31, 2023)
•	Approximately $800 million of cash on hand
•	During the first quarter of 2023, the Company made an upfront cash payment of $31 million relative to the Goose PMPA
•
With the existing cash on hand coupled with the fully undrawn $2 billion revolving credit facility, the Company is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests

First Quarter Operating Asset Highlights
Salobo: In the first quarter of 2023, Salobo produced 43,700 ounces of attributable gold, virtually unchanged relative to the first quarter of 2022, with higher grades and throughput offset by lower recovery. According to Vale S.A. (“Vale”), production in the first quarter was impacted by planned and corrective maintenance activities, with additional maintenance planned for the second quarter.

Vale reports that the Salobo III mine expansion project, which will increase the mill throughput by 50%, successfully commenced at the end of 2022. The project consists of two lines, both of which are already in operation, and is expected to reach full capacity in the fourth quarter of 2024.

Antamina: In the first quarter of 2023, Antamina produced 0.9 million ounces of attributable silver, a decrease of approximately 31% relative to the first quarter of 2022, primarily due to lower grades as per the mine plan.

Peñasquito: In the first quarter of 2023, Peñasquito produced 2.1 million ounces of attributable silver, a decrease of approximately 6% relative to the first quarter of 2022 due to lower recoveries partially offset by higher grades.

Constancia: In the first quarter of 2023, Constancia produced 0.6 million ounces of attributable silver and 6,900 ounces of attributable gold, an increase of approximately 9% for both metals relative to the first quarter of 2022, with the increase in both metals being primarily due to higher throughput and grades. As per Hudbay, full mining activities resumed in the Pampacancha pit in February and the period of higher stripping from March to June is progressing well, with mining of higher-grade ore now expected in the second quarter of 2023, ahead of schedule.

Sudbury: In the first quarter of 2023, Vale’s Sudbury mines produced 6,200 ounces of attributable gold, an increase of approximately 16% relative to the first quarter of 2022. As per Vale, higher production from Sudbury was driven by greater mine performance and stability in the first quarter.

Stillwater: In the first quarter of 2023, the Stillwater mines produced 2,000 ounces of attributable gold and 3,700 ounces of attributable palladium, a decrease of approximately 21% for gold and 17% for palladium relative to the first quarter of 2022. As reported by Sibanye-Stillwater Limited (“Sibanye”) on March 13, 2023, an incident occurred at the Stillwater mine during scheduled non-routine maintenance resulting in structural damage to the shaft headgear, winder house and winder rope. As a result, production from the Stillwater West mine below the 50 level was suspended for approximately five weeks, impacting production in the first quarter, but has since recommenced. Sibanye continues to reposition the Stillwater operations for the current skills shortage and changing macro environment and expects further normalization of production rates in 2023.

San Dimas: In the first quarter of 2023, San Dimas produced 10,800 ounces of attributable gold, virtually unchanged relative to the first quarter of 2022.

Other Gold: In the first quarter of 2023, total Other Gold attributable production was 3,500 ounces, a decrease of approximately 59% relative to the first quarter of 2022, primarily due to the closure of the 777 mine in June 2022.

Other Silver: In the first quarter of 2023, total Other Silver attributable production was 1.4 million ounces, a decrease of approximately 36% relative to the first quarter of 2022, primarily due to the closure of the 777 mine and the termination of the Keno Hill and Yauliyacu PMPAs.

Voisey’s Bay: In the first quarter of 2023, the Voisey's Bay mine produced 124,000 pounds of attributable cobalt, a decrease of approximately 47% relative to the first quarter of 2022, primarily due to mining lower grade material during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project. Vale reports that planned maintenance activities are scheduled for the second quarter of 2023. Vale reports that physical completion of the Voisey’s Bay underground mine extension was 83% at the end of the first quarter. In the second quarter of 2021, Vale achieved the first ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project. Eastern Deeps, the second deposit, has started to extract development ore from the deposit and is scheduled to start the main production ramp-up in the second half of 2023.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

First Quarter Development Asset Highlights
Blackwater Project: Artemis Gold Inc. (“Artemis”) announced the approval of its BC Mines Act Permit, the final step required to allow Artemis to commence major works construction activities at the Blackwater Mine, with the expectation of an initial gold pour in the second half of 2024. In addition, Artemis announced that it issued a purchase order to Finning Canada, for the primary and ancillary mining fleet required for the initial Phase 1 of operations. Equipment deliveries to site are planned to commence late in the fourth quarter of 2023 and continue throughout the first half of 2024, in preparation for the pre-strip-mining phase. As per Artemis, the entire fleet is expected to be “shovel ready” during the second half of 2024, to meet Artemis’ operational readiness objectives and commence operations.

Copper World Complex: In January 2023, Hudbay received an approved right-of-way from the Arizona State Land Department that will allow for infrastructure such as roads, pipelines and powerlines, to connect between the properties in the company’s private land package at Copper World. Subsequent to the quarter, Hudbay announced the receipt of confirmation from the Army Corps of Engineers that Hudbay’s previous surrender of the Section 404 Clean Water Act permit for the former Rosemont project was formally accepted and revoked as requested. Clearing and grading work to prepare for the Copper World site, including the construction of roads and other facilities, continues to be underway. As per Hudbay, pre-feasibility activities for the private land Phase I of the Copper World project are well-advanced and a pre-feasibility study is expected to be released in mid-2023.

Goose Project: On April 12, 2023, Sabina Gold & Silver Corp (“Sabina”) announced that the shareholders approved the proposed acquisition by B2Gold Corp. (“B2Gold”) of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the PMPA in the amount of $5 million. B2Gold continues to advance construction of the Goose project, moving toward commencement of production in 2025 and initiating an exploration program to further define untapped potential and unlock further opportunities for growth.

Marathon Project: Generation Mining Limited (“Gen Mining”) announced positive results on the updated Feasibility Study for the Marathon Project, presenting an optimized design with increased process plant throughput. Additionally, Gen Mining finalized an offtake term sheet with Glencore for copper concentrate, containing copper, palladium, platinum, gold, and silver. Finally, Gen Mining has executed a mandate letter to arrange a senior secured project finance facility of up to $400 million, with a syndicate including Export Development Canada, together with ING Capital LLC and Societe Generale S.A. acting as the Mandated Lead Arrangers. This represents a key milestone in the project financing process for the development of the Marathon Project.

Sustainability
Climate Change:
•
Subsequent to the quarter, on April 27, 2023, Hudbay announced the signing of a new 10-year power purchase agreement with ENGIE Energía Perú for access to a 100% renewable energy supply to Hudbay’s Constancia operations in Peru. As reported by Hudbay, Hudbay’s Scope 1 and Scope 2 greenhouse gas emissions are expected to significantly decline as a result of the new Constancia renewable energy supply agreement, which should reduce Wheaton’s attributable scope 3 emissions from the Constancia mine and help advance the Company’s Net Zero targets.

Community Investment Program:
•	The Daffodil Ball presented by Wheaton raised a record of over CA$3 million for the Canadian Cancer Society.
•	The Pacific Salmon Foundation’s Vancouver Gala presented by Wheaton raised CA$530,000 in support of advancing critical marine science research and conservation work.

About Wheaton Precious Metals Corp. and Outlook
Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

Wheaton's estimated attributable production in 2023 is forecast to be 320,000 to 350,000 ounces of gold, 20.0 to 22.0 million ounces of silver, and 22,000 to 25,000 GEOs of other metals, resulting in production of approximately 600,000 to 660,000 GEOs, unchanged from previous guidance2,3. For the five-year period ending in 2027, the Company estimates that average production will amount to 810,000 GEOs, while for the ten-year period ending in 2032, the Company estimates that average annual production will amount to 850,000 GEOs, also unchanged from previous guidance2,3.

In accordance with Wheaton Precious MetalsTM Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details
A conference call will be held on Friday, May 5, 2023, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

To join the conference call without operator assistance, you may register and enter your phone number here to receive an instant automated call back.

Dial toll free from Canada or the US:                        1-888 664-6383
Dial from outside Canada or the US:                         1-416-764-8650
Pass code:                                                               26164042
Live audio webcast:                                                         Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until May 12, 2023 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:                          1-888 390-0541
Dial from outside Canada or the US:                           1-416-764-8677
Pass code:                                                                164042 #
Archived audio webcast:                                                  Webcast Link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes
1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release date May 4, 2023, titled “Wheaton Precious Metals Declares Quarterly Dividend.”
2 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
3 Company reports & S and P Capital IQ est. of 2022 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. GEOs relating to production and guidance, which are provided to assist the reader, are based on the following commodity price assumptions: gold $1,850/oz, silver $24/oz, palladium $1,800/oz, platinum $1,100/oz and cobalt $18.75/lb. Five- and ten-year guidance does not include any production from Pascua-Lama, Navidad, Cotabambas, Metates or additional expansions at Salobo outside of the Salobo III expansion. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury. Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.
4 Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2022, and 2022 actual mill throughput and is weighted by individual reserve and resource category.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2023	2022
Sales	$214,465	$307,244
Cost of sales
Cost of sales, excluding depletion	$51,964	$69,994
Depletion	45,000	57,402
Total cost of sales	$96,964	$127,396
Gross margin	$117,501	$179,848
General and administrative expenses	10,099	9,403
Share based compensation	7,397	9,902
Donations and community investments	1,378	813
Earnings from operations	$98,627	$159,730
Other (income) expense	(7,562)	170
Earnings before finance costs and income taxes	$106,189	$159,560
Finance costs	1,378	1,422
Earnings before income taxes	$104,811	$158,138
Income tax recovery (expense)	6,580	(671)
Net earnings	$111,391	$157,467
Basic earnings per share	$0.246	$0.349
Diluted earnings per share	$0.246	$0.348
Weighted average number of shares outstanding
Basic	452,370	450,915
Diluted	453,159	451,953

Condensed Interim Consolidated Balance Sheets

	As at March 31	As at December 31
(US dollars in thousands - unaudited)	2023	2022
Assets
Current assets
Cash and cash equivalents	$799,697	$696,089
Accounts receivable	9,236	10,187
Cobalt inventory	6,555	10,530
Taxes receivable	3,228	-
Other	3,379	3,287
Total current assets	$822,095	$720,093
Non-current assets
Mineral stream interests	$5,696,889	$5,707,019
Early deposit mineral stream interests	46,842	46,092
Mineral royalty interest	6,606	6,606
Long-term equity investments	309,068	256,095
Refundable deposit - 777 PMPA	8,232	8,073
Property, plant and equipment	3,902	4,210
Other	11,845	11,718
Total non-current assets	$6,083,384	$6,039,813
Total assets	$6,905,479	$6,759,906
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$9,136	$12,570
Dividends payable	67,910	-
Current taxes payable	-	2,763
Current portion of performance share units	7,642	14,566
Current portion of lease liabilities	828	818
Total current liabilities	$85,516	$30,717
Non-current liabilities
Performance share units	2,790	6,673
Lease liabilities	941	1,152
Deferred income taxes	180	165
Pension liability	3,598	3,524
Total non-current liabilities	$7,509	$11,514
Total liabilities	$93,025	$42,231
Shareholders' equity
Issued capital	$3,765,954	$3,752,662
Reserves	22,466	66,547
Retained earnings	3,024,034	2,898,466
Total shareholders' equity	$6,812,454	$6,717,675
Total liabilities and shareholders' equity	$6,905,479	$6,759,906

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2023	2022
Operating activities
Net earnings	$111,391	$157,467
Adjustments for
Depreciation and depletion	45,390	57,795
Interest expense	17	26
Equity settled stock based compensation	1,542	1,342
Performance share units - expense	5,855	8,560
Performance share units - paid	(16,675)	-
Pension expense	167	158
Pension paid	(96)	-
Income tax expense (recovery)	(6,580)	671
Loss (gain) on fair value adjustment of share purchase warrants held	(175)	743
Investment income recognized in net earnings	(7,148)	(194)
Other	79	(134)
Change in non-cash working capital	(2,072)	(15,918)
Cash generated from operations before income taxes and interest	$131,695	$210,516
Income taxes paid	(3,344)	(32)
Interest paid	(18)	(26)
Interest received	6,771	82
Cash generated from operating activities	$135,104	$210,540
Financing activities
Share purchase options exercised	9,376	5,772
Lease payments	(202)	(200)
Cash generated from financing activities	$9,174	$5,572
Investing activities
Mineral stream interests	$(31,524)	$(45,252)
Early deposit mineral stream interests	(750)	(750)
Net proceeds on disposal of mineral stream interests	(29)	-
Acquisition of long-term investments	(8,144)	(20,135)
Dividends received	-	112
Other	(530)	(36)
Cash used for investing activities	$(40,977)	$(66,061)
Effect of exchange rate changes on cash and cash equivalents	$307	$67
Increase in cash and cash equivalents	$103,608	$150,118
Cash and cash equivalents, beginning of period	696,089	226,045
Cash and cash equivalents, end of period	$799,697	$376,163

Summary of Units Produced
	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Gold ounces produced ²
Salobo	43,677	37,939	44,212	34,129	44,883	48,235	55,205	55,590
Sudbury [3]	6,221	5,270	3,437	5,289	5,362	4,379	148	4,563
Constancia	6,905	10,496	7,196	8,042	6,311	9,857	8,533	5,525
San Dimas [4]	10,754	10,037	11,808	10,044	10,461	13,714	11,936	11,478
Stillwater [5]	1,960	2,185	1,833	2,171	2,497	2,664	2,949	2,962
Other
Minto	3,063	2,567	3,050	2,480	4,060	3,506	1,703	3,206
777 [6]	-	-	-	3,509	4,003	4,462	4,717	5,035
Marmato	457	533	542	778	477	479	433	1,713
Total Other	3,520	3,100	3,592	6,767	8,540	8,447	6,853	9,954
Total gold ounces produced	73,037	69,027	72,078	66,442	78,054	87,296	85,624	90,072
Silver ounces produced [2]
Peñasquito	2,077	1,761	2,017	2,089	2,219	2,145	2,180	2,026
Antamina	872	1,107	1,377	1,379	1,260	1,366	1,548	1,558
Constancia	552	655	564	584	506	578	521	468
Other
Los Filos [7]	28	14	21	35	42	37	17	26
Zinkgruvan	525	664	642	739	577	482	658	457
Yauliyacu [8]	-	261	463	756	637	382	372	629
Stratoni [9]	-	-	-	-	-	129	18	164
Minto	29	33	33	25	45	44	25	33
Neves-Corvo	352	369	323	345	344	522	362	408
Aljustrel	343	313	246	292	287	325	314	400
Cozamin	141	157	179	169	186	213	199	183
Marmato	8	9	7	8	11	7	10	39
Keno Hill [10]	-	-	-	48	20	30	44	55
777 [6]	-	-	-	80	91	96	81	83
Total Other	1,426	1,820	1,914	2,497	2,240	2,267	2,100	2,477
Total silver ounces produced	4,927	5,343	5,872	6,549	6,225	6,356	6,349	6,529
Palladium ounces produced ²
Stillwater [5]	3,705	3,869	3,229	3,899	4,488	4,733	5,105	5,301
Cobalt pounds produced ²
Voisey's Bay	124	128	226	136	234	381	370	380
GEOs produced [11]	141,831	143,400	153,684	156,570	165,555	178,219	176,705	183,779
Average payable rate [2]
Gold	95.1%	94.9%	95.1%	95.1%	95.2%	96.0%	96.0%	95.8%
Silver	83.2%	83.5%	85.6%	85.8%	86.2%	86.0%	86.6%	86.9%
Palladium	96.0%	91.7%	95.0%	94.6%	92.7%	92.2%	94.5%	95.0%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [11]	89.7%	89.2%	90.3%	90.3%	90.6%	91.4%	91.3%	91.8%
1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)
Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces; Q2 2022 - 382,000 ounces; Q1 2022 - 408,000 ounces; Q4 2021 - 544,000 ounces; Q3 2021 - 472,000 ounces; Q2 2021 - 467,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7)	Operations at Los Filos were temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.
8)	On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
9)	The Stratoni mine was placed into care and maintenance during Q4-2021.
10)	On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.
11)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

Summary of Units Sold

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Gold ounces sold
Salobo	35,966	41,029	31,818	48,515	42,513	47,171	35,185	57,296
Sudbury [2]	4,368	4,988	5,147	7,916	3,712	965	1,915	6,945
Constancia	6,579	6,013	6,336	7,431	10,494	6,196	8,159	2,321
San Dimas	10,651	10,943	10,196	10,633	10,070	15,182	11,346	11,214
Stillwater [3]	2,094	1,783	2,127	2,626	2,628	2,933	2,820	2,574
Other
Minto	2,341	2,982	2,559	2,806	3,695	2,462	1,907	2,359
777	126	785	3,098	3,629	4,388	4,290	5,879	5,694
Marmato	480	473	719	781	401	423	438	1,687
Total Other	2,947	4,240	6,376	7,216	8,484	7,175	8,224	9,740
Total gold ounces sold	62,605	68,996	62,000	84,337	77,901	79,622	67,649	90,090
Silver ounces sold
Peñasquito	1,483	2,066	1,599	2,096	2,188	1,818	2,210	1,844
Antamina	814	1,114	1,155	1,177	1,468	1,297	1,502	1,499
Constancia	366	403	498	494	644	351	484	295
Other
Los Filos	34	16	24	41	42	17	12	42
Zinkgruvan	520	547	376	650	355	346	354	355
Yauliyacu	-	337	1,005	817	44	551	182	601
Stratoni	-	-	-	(2)	133	42	41	167
Minto	29	23	22	21	31	27	24	29
Neves-Corvo	171	80	105	167	204	259	193	215
Aljustrel	205	156	185	123	145	133	155	208
Cozamin	119	150	154	148	177	174	170	168
Marmato	7	7	8	11	8	8	10	35
Keno Hill	1	1	30	30	27	24	51	33
777	-	35	73	75	87	69	99	109
Total Other	1,086	1,352	1,982	2,081	1,253	1,650	1,291	1,962
Total silver ounces sold	3,749	4,935	5,234	5,848	5,553	5,116	5,487	5,600
Palladium ounces sold
Stillwater [3]	2,946	3,396	4,227	3,378	4,075	4,641	5,703	3,869
Cobalt pounds sold
Voisey's Bay	323	187	115	225	511	228	131	395
GEOs sold [4]	117,383	138,218	135,179	165,766	159,082	152,826	145,704	170,500
Cumulative payable units PBND [5]
Gold ounces	69,482	62,602	65,978	59,331	81,365	84,989	80,819	66,238
Silver ounces	3,223	2,835	3,467	3,573	3,912	4,200	3,845	3,802
Palladium ounces	5,751	5,098	5,041	6,267	5,535	5,629	5,619	6,822
Cobalt pounds	285	257	402	280	550	596	637	777
GEO [4]	119,775	106,946	119,936	114,617	143,075	150,991	142,620	130,081
Inventory on hand
Cobalt pounds	398	633	556	582	410	657	488	134
1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

5)
Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	43,677	35,966		$1,904		$420		$330	$68,475	$41,471	$53,355	$2,371,378
Sudbury [4]	6,221	4,368		1,904		400		1,025	8,317	2,095	6,346	278,941
Constancia	6,905	6,579		1,904		416		316	12,526	7,710	9,788	93,506
San Dimas	10,754	10,651		1,904		624		260	20,279	10,865	13,629	153,101
Stillwater	1,960	2,094		1,904		334		510	3,987	2,220	3,288	214,783
Other [5]	3,520	2,947		1,904		1,385		86	5,612	1,278	1,155	525,338
	73,037	62,605		$1,904		$496		$360	$119,196	$65,639	$87,561	$3,637,047
Silver
Peñasquito	2,077	1,483		$22.84		$4.43		$4.06	$33,872	$21,276	$27,303	$287,647
Antamina	872	814		22.84		4.55		7.06	18,594	9,142	14,888	539,623
Constancia	552	366		22.84		6.14		6.24	8,353	3,825	6,107	190,664
Other [6]	1,426	1,086		22.87		5.96		2.53	24,859	15,637	20,047	450,412
	4,927	3,749		$22.85		$5.07		$4.48	$85,678	$49,880	$68,345	$1,468,346
Palladium
Stillwater	3,705	2,946		$1,607		$294		$408	$4,735	$2,666	$3,870	$225,609
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,440
Cobalt
Voisey's Bay	124	323		$15.04		$3.30[7]		$13.85	$4,856	$(684)	$4,485	$356,447
Operating results									$214,465	$117,501	$164,261	$5,696,889
Other
General and administrative										$(10,099)	$(14,052)
Share based compensation										(7,397)	(16,675)
Donations and community investments										(1,378)	(1,408)
Finance costs										(1,378)	(1,067)
Other										7,562	7,389
Income tax										6,580	(3,344)
Total other										$(6,110)	$(29,157)	$1,208,590
										$111,391	$135,104	$6,905,479

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests and the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)
Cash cost per pound of cobalt sold during the first quarter of 2023 was net of a previously recorded inventory write-down of $1 million, resulting in a decrease of $3.18 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2023 were as follows:
Three Months Ended March 31, 2023
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [2]	Cash Operating Margin ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [4]	141,831	117,383	$ 1,827	$ 443	$ 1,384	$ 383	$ 1,001

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

Three Months Ended March 31, 2022
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	44,883	42,513		$1,872		$416		$334	$79,564	$47,684	$61,869	$2,423,755
Sudbury [4]	5,362	3,712		1,861		400		1,092	6,909	1,370	5,425	303,115
Constancia	6,311	10,494		1,872		412		271	19,641	12,471	15,482	100,944
San Dimas	10,461	10,070		1,872		618		260	18,846	10,008	12,621	164,110
Stillwater	2,497	2,628		1,872		329		429	4,918	2,926	4,054	218,657
Other [5]	8,540	8,484		1,862		771		25	15,797	9,048	8,822	404,729
	78,054	77,901		$1,870		$477		$321	$145,675	$83,507	$108,273	$3,615,310
Silver
Peñasquito	2,219	2,188		$24.10		$4.36		$3.57	$52,727	$35,387	$43,188	$314,217
Antamina	1,260	1,468		24.09		4.94		7.06	35,359	17,747	27,759	569,691
Constancia	506	644		24.10		6.08		6.33	15,513	7,526	11,913	201,811
Other [6]	2,240	1,253		24.52		6.07		3.45	30,733	18,797	23,874	589,875
	6,225	5,553		$24.19		$5.10		$4.78	$134,332	$79,457	$106,734	$1,675,594
Palladium
Stillwater	4,488	4,075		$2,339		$394		$399	$9,533	$6,303	$7,930	$231,203
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$4,820
Cobalt
Voisey's Bay	234	511		$34.61		$5.76		$8.17	$17,704	$10,581	$3,263	$367,957
Operating results									$307,244	$179,848	$226,200	$5,894,884
Other
General and administrative										$(9,403)	$(15,128)
Share based compensation										(9,902)	-
Donations and community investments										(813)	(430)
Finance costs										(1,422)	(1,077)
Other										(170)	1,007
Income tax										(671)	(32)
Total other										$(22,381)	$(15,660)	$575,149
										$157,467	$210,540	$6,470,033

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Stratoni, Loma de La Plata, Copper World Complex and Pascua-Lama silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2022 were as follows:

Three Months Ended March 31, 2022
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [2]	Cash Operating Margin ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [4]	165,555	159,082	$ 1,931	$ 440	$ 1,491	$ 361	$ 1,130
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2023	2022
Net earnings	$111,391	$157,467
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	(175)	743
Income tax (expense) recovery recognized in the Statement of Shareholders' Equity	-	793
Income tax (expense) recovery recognized in the Statement of OCI	(3,954)	(194)
Income tax expense (recovery) resulting from disposal of Mineral Stream Interest, net of above	(2,672)	-
Other	(159)	(802)
Adjusted net earnings	$104,431	$158,007
Divided by:
Basic weighted average number of shares outstanding	452,370	450,915
Diluted weighted average number of shares outstanding	453,159	451,953
Equals:
Adjusted earnings per share - basic	$0.231	$0.350
Adjusted earnings per share - diluted	$0.230	$0.350

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).
	Three Months Ended March 31
(in thousands, except for per share amounts)	2023	2022
Cash generated by operating activities	$135,104	$210,540
Divided by:
Basic weighted average number of shares outstanding	452,370	450,915
Diluted weighted average number of shares outstanding	453,159	451,953
Equals:
Operating cash flow per share - basic	$0.299	$0.467
Operating cash flow per share - diluted	$0.298	$0.466

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022
Cost of sales	$96,964	$127,396
Less: depletion	(45,000)	(57,402)
Cash cost of sales	$51,964	$69,994
Cash cost of sales is comprised of:
Total cash cost of gold sold	$31,035	$37,133
Total cash cost of silver sold	18,997	28,314
Total cash cost of palladium sold	866	1,603
Total cash cost of cobalt sold	1,066	2,944
Total cash cost of sales	$51,964	$69,994
Divided by:
Total gold ounces sold	62,605	77,901
Total silver ounces sold	3,749	5,553
Total palladium ounces sold	2,946	4,075
Total cobalt pounds sold	323	511
Equals:
Average cash cost of gold (per ounce)	$496	$477
Average cash cost of silver (per ounce)	$5.07	$5.10
Average cash cost of palladium (per ounce)	$294	$394
Average cash cost of cobalt (per pound)	$3.30	$5.76

iv.
Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.
	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022
Total sales:
Gold	$119,196	$145,675
Silver	$85,678	$134,332
Palladium	$4,735	$9,533
Cobalt	$4,856	$17,704
Divided by:
Total gold ounces sold	62,605	77,901
Total silver ounces sold	3,749	5,553
Total palladium ounces sold	2,946	4,075
Total cobalt pounds sold	323	511
Equals:
Average realized price of gold (per ounce)	$1,904	$1,870
Average realized price of silver (per ounce)	$22.85	$24.19
Average realized price of palladium (per ounce)	$1,607	$2,339
Average realized price of cobalt (per pound)	$15.04	$34.61
Less:
Average cash cost of gold [1] (per ounce)	$(496)	$(477)
Average cash cost of silver [1] (per ounce)	$(5.07)	$(5.10)
Average cash cost of palladium [1] (per ounce)	$(294)	$(394)
Average cash cost of cobalt [1] (per pound)	$(3.30)	$(5.76)
Equals:
Cash operating margin per gold ounce sold	$1,408	$1,393
As a percentage of realized price of gold	74%	74%
Cash operating margin per silver ounce sold	$17.78	$19.09
As a percentage of realized price of silver	78%	79%
Cash operating margin per palladium ounce sold	$1,313	$1,945
As a percentage of realized price of palladium	82%	83%
Cash operating margin per cobalt pound sold	$11.74	$28.85
As a percentage of realized price of cobalt	78%	83%
1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company’s common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the CRA Settlement, possible domestic audits for taxation years subsequent to 2016 and international audits, the Company’s assessment of the impact of any tax reassessments, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, the Company’s climate change and environmental commitments, and assessments of the impact and resolution of various legal and tax matters, including but not limited to audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks relating to the satisfaction of each party's obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence), potential implementation of a 15% global minimum tax, counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton’s acquisition strategy and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com and Wheaton's Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward‑looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2022, which was filed on March 31, 2023 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by,  Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

For further information, please contact:

Patrick Drouin or Emma Murray
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com